

Mail Stop 4720

August 31, 2017

Via E-mail
Shang Yan Chuang
Chief Financial Officer
Noah Holdings Limited
No. 1687 Changyang Road
Changyang Valley, Building 2
Shanghai 200090
People's Republic of China

> **Re:** **Noah Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 21, 2017**
> **File No. 001-34936**

Dear Mr. Chuang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements

Note 2 – Summary of Principal Accounting Policies

(y) Factoring, Page F-23

1. We note that you started to offer factoring products in 2016. It appears from your disclosure that in certain instances your factoring activities qualified for sale accounting in accordance with ASC 860, while other activities resulted in secured borrowings. Please respond to the following:

- For those transactions that qualified for sale accounting, provide us with your accounting analysis referring to the specific authoritative guidance you used to support your conclusion. Your response should address all of the relevant guidance of ASC 860-20 (including but not limited to initial measurement and derecognition).

- Tell us and revise your future filings to clarify, the amount of any gains or losses recognized and where those amounts are presented in your consolidated statements of operations.

- Explain to us how your current disclosure meets each of the requirements of ASC 860-10-50 and ASC 860-20-50. Please advise or revise your future filings as necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lory Empie, Staff Accountant at 202-551-3714 or me at 202-551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Hugh West

Accounting Branch Chief
Office of Financial Services